Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:                                     Name and Address of Company

Franco-Nevada Corporation (the “Company”)

Suite 2000, Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1G9

Item 2:                                     Dates of Material Changes

February 10, 2016, February 11, 2016 and February 19, 2016

Item 3:                                     News Release

News releases were disseminated on February 10, 2016, February 11, 2016 and February 19, 2016 via Marketwire and copies of each were subsequently filed on SEDAR.

Item 4:                                     Summary of Material Change

On February 10, 2016, the Company announced that its wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNB”), agreed to acquire a precious metals stream with reference to production from the Antapaccay copper mine in Peru, which is wholly-owned and operated by Glencore plc (“Glencore”) and its subsidiaries.

On February 10, 2016, the Company announced that it entered into an agreement with a syndicate of underwriters, led by BMO Capital Markets, CIBC Capital Markets, RBC Capital Markets and Scotiabank (the “Underwriters”) pursuant to which they agreed to purchase, on a bought deal basis, up to 13,225,000 common shares of the Company (including an over-allotment option) at a price of US$47.85 per share, for aggregate gross proceeds of up to approximately US$633 million.

On February 11, 2016, the Company announced an increase in the size of the previously announced offering, with the Underwriters agreeing to purchase, on a bought deal basis, up to 19,228,000 common shares of the Company (including an over-allotment option) at a price of US$47.85 per share, for aggregate gross proceeds of up to approximately US$920 million (the “Offering”). The Offering was completed on February 19, 2016.

Item 5:                                     Full Description of Material Change

5.1                                         Full Description of Material Change

Antapaccay Stream

On February 10, 2016, the Company announced that FNB agreed to acquire a precious metals stream with reference to production from the Antapaccay copper mine in Peru, which is wholly-owned and operated by Glencore and its subsidiaries.

FNB will make a one-time US$500 million advance payment upon closing of the acquisition of the Antapaccay stream (the “Antapaccay Transaction”) which is expected to occur in February 2016. To provide the initial upfront cash payment of US$500 million, Franco-Nevada intends to use a portion of the net proceeds of the Offering.

Gold and silver deliveries to FNB will initially be determined by reference to copper shipments until 630,000 ounces of refined gold and 10 million ounces of refined silver have been delivered. For each 1,000 tonnes of copper in concentrate shipped, FNB will receive 300 ounces of gold and 4,700 ounces of silver until the previously mentioned thresholds are met. Thereafter, FNB will receive 30% of the gold and silver shipped.

Deliveries to FNB will be payable monthly based on the prior month’s shipments. FNB will be entitled to deliveries based on shipments on or after January 1, 2016. In the first quarter of 2016, FNB expects to receive deliveries of gold and silver in respect of the Antapaccay Transaction relating to January and February.

FNB will initially pay an on-going price of 20% of the spot price of gold and silver until 750,000 ounces of refined gold and 12.8 million ounces of refined silver have been delivered. Thereafter, the on-going price will increase to 30% of the spot price of gold and silver.

The Company is expecting 60,000 to 70,000 gold equivalent ounces (“GEOs”)1 applicable to deliveries from the stream in 2016. Due to the timing of concentrate shipments, the Company expects 11 months of deliveries in 2016.

Total throughput from the Antapaccay plant and Tintaya plant is expected to increase to 105,000 tonnes per day (“tpd”) by mid-2016. Full year contributions to the Company from the Antapaccay Transaction are expected to average 70,000 to 80,000 GEOs per year over the next five years, based on forecasted annual copper production between 195,000 to 220,000 tonnes (at 0.60% to 0.70% copper). Glencore’s current mine plan (based on Mineral Reserves) projects production to 2030, with forecasted annual copper production between 135,000 to 220,000 tonnes (at 0.40% to 0.70% copper), resulting in expected life-of-mine average full year contributions to the Company from the Antapaccay Transaction of 55,000 to 65,000

GEOs. Accordingly, the Antapaccay Transaction is expected to be immediately accretive to the Company’s GEOs, revenue, cash flow and earnings per share.

Based on an expected contribution of 60,000 to 80,000 GEOs per year and assuming gold and silver prices of US$1,150 and US$15 per ounce, respectively, and on an after-tax basis, the Company anticipates the stream’s payback period to be seven to eight years.

Gold and silver deliveries will be made by Narila Investments Ltd., a Bermudan incorporated wholly-owned subsidiary of Glencore. Glencore will be a party to the agreement. The operating company and its immediate holding company will be subject to certain negative covenants governing indebtedness and encumbrances.

Antapaccay is located within the province of Espinar in Southern Peru — a district with a long mining history. The property hosts the historic Tintaya open pit mine and related infrastructure which began operating in 1984 and produced over 1.6 million tonnes of copper and 500,000 ounces of gold until operations ceased in 2012.

Glencore, via Xstrata plc (“Xstrata”), invested in excess of US$1.5 billion of initial capital to build and commission the Antapaccay open pit mine and plant, which commenced operations in 2012 at an initial throughput of 70,000 tpd. Through debottlenecking at the Antapaccay plant and restart of the Tintaya plant in 2015 (which incorporated additional throughput of 20,000 tpd), total throughput at the mine has increased to approximately 100,000 tpd. By mid-year 2016, additional flotation capacity is expected to increase Antapaccay plant throughput to 85,000 tpd, taking the total throughput capacity of the operation to approximately 105,000 tpd. The mine produced 202,000 tonnes of copper in 2015 and is expected to produce approximately 220,000 tonnes in 2016 (at 0.70% copper), ranking it as one of the top 20 largest copper producers in the world.

Based on current projections, the mine life at Antapaccay is estimated to extend until 2030 and would mine 538 million tonnes of sulphide ore at an average copper grade of 0.52%. The current mine plan is solely based on Antapaccay reserves and does not incorporate additional resources from the project. Antapaccay currently contains Mineral Reserves of 547 million tonnes at a copper grade of 0.52%, measured and indicated resources (inclusive of Mineral Reserves) of 686 million tonnes at a copper grade of 0.50% and inferred resources of 165 million tonnes at a copper grade of 0.40%.2

The Antapaccay property consists of mining concessions that cover an approximate area of 997 km2. The property also contains the Coroccohuayco brownfield expansion project, a satellite skarn deposit that is located within 10 km of the Antapaccay plant and is part of the Tintaya mineralized district. At this stage, exploration and drilling at Coroccohuayco has focused on defining resources. The current measured and indicated resource includes 256 million tonnes grading 1.01% copper, 0.10 g/t gold and 3.1 g/t silver and the current inferred resource includes 80 million tonnes grading 1.20% copper, 0.10 g/t gold and 4.7 g/t silver.2 Beyond the estimated Mineral Reserves and Mineral Resources of Antapaccay and Coroccohuayco, there are a number of regional scale targets and prospects for exploration within the large concession. The Coroccohuayco project is well-positioned within Glencore’s “brownfield strategy” and combined open-pit/underground development strategies, as well as leveraging the project’s existing infrastructure, are currently being evaluated by Glencore.

(1) GEOs include the Company’s gold, silver, platinum, palladium, and other mineral assets. GEOs are estimated on a gross basis for net smelter return (NSR) royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For net profit interest (“NPI”) royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other minerals were converted to GEOs by dividing the associated revenue, which includes settlement adjustments, by the average gold price for the period. For the GEO contribution from the Antapaccay Transaction, precious metals have been converted to GEOs using commodity prices of US$1,150/oz AU and US$15.00/oz Ag.

(2) Mineral Reserves and Mineral Resources for the Antapaccay deposit and the Coroccohuayco deposit

Antapaccay Mineral Resources (inclusive of Mineral Reserves) as at December 31, 2015:

		Grade				Contained Metal
	Quantity	Copper	Gold	Silver	Moly	Copper	Gold	Silver	Moly
Classification	(Mt)	(%)	(g/t)	(g/t)	(%)	(kt)	(koz)	(koz)	(t)
Measured	198	0.60	0.13	1.55	0.005	1,188	828	9,867	9,900
Indicated	488	0.46	0.09	1.33	0.005	2,245	1,412	20,867	24,400
Measured & Indicated	686	0.50	0.10	1.39	0.005	3,430	2,206	30,657	34,300
Inferred	165	0.40	0.10	0.90	0.005	660	530	4,774	8,250

Antapaccay Mineral Reserves as at December 31, 2015:

		Grade			Contained Metal
	Quantity	Copper	Gold	Silver	Copper	Gold	Silver
Classification	(Mt)	(%)	(g/t)	(g/t)	(kt)	(koz)	(koz)
Proven	194	0.60	0.13	1.56	1,164	811	9,730
Probable	353	0.48	0.10	1.37	1,694	1,135	15,548
Total	547	0.52	0.11	1.44	2,858	1,946	25,279

Coroccohuayco Mineral Resources as at December 31, 2015:

		Grade			Contained Metal
	Quantity	Copper	Gold	Silver	Copper	Gold	Silver
Classification	(Mt)	(%)	(g/t)	(g/t)	(kt)	(koz)	(koz)
Measured	9	0.71	0.08	2.08	64	23	602
Indicated	247	1.02	0.10	3.18	2,519	794	25,253
Measured & Indicated	256	1.01	0.10	3.14	2,583	817	25,855
Inferred	80	1.20	0.10	4.70	960	257	12,089

Notes:

1.              Source: Glencore Statement of Resources & Reserves as at December 31, 2015. Mineral Resources and Mineral Reserves are estimated in accordance with the 2012 Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code).

2.              Columns and rows may not add up due to rounding.

3.              Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4.              Mineral Reserves have been estimated using the following metals prices: US$2.95/lb Cu, US$1,100/oz Au, US$15/oz Ag.

5.              Mineral Resources have been estimated using the following metals prices: US$3.10/lb Cu, US$1,100/oz Au, US$15/oz Ag.

6.              Mineral Resources for the Antapaccay project have been estimated using a 0.15% copper cut-off grade.

7.              Mineral Resources for the Coroccohuayco project have been estimated using a 0.30% copper cut-off grade.

The technical and scientific information contained in this disclosure relating to the Antapaccay project is based on the information disclosed in the document entitled “Antapaccay Mining and Technical Information” and dated effective February 10, 2016, which document was prepared by Compañía Minera Antapaccay S.A. (“CMA”), the owner and operator of the Antapaccay project and an indirect wholly-owned subsidiary of Glencore, available on CMA’s website at www.glencoreperu.pe.

The technical and scientific information contained in this disclosure relating to the Antapaccay project was reviewed and approved by Heller Bernabe, an employee of CMA and a “Qualified Person” as defined in NI 43-101.

The Offering

On February 10, 2016, the Company announced that it entered into an agreement with a syndicate of underwriters, led by BMO Capital Markets, CIBC Capital Markets, RBC Capital Markets and Scotiabank, pursuant to which they agreed to purchase, on a bought deal basis, up to 13,225,000 common shares of the Company (including an over-allotment option) at a price of US$47.85 per share, for aggregate gross proceeds of up to approximately US$633 million.

On February 11, 2016, the Company announced an increase in the size of the previously announced offering up to 19,228,000 common shares of the Company (including an over-allotment option) at a price of US$47.85 per share, for aggregate gross proceeds of up to approximately US$920 million.

The Underwriters were granted the option, exercisable in whole or in part at any time for a period of 30 days following the closing of the Offering, to purchase, at a price of US$47.85 per share, up to an additional 2,508,000 common shares of the Company to cover over-allotments, if any. The Underwriters elected to exercise the option in full and close concurrently with the closing of the Offering, resulting in aggregate gross proceeds from the Offering of approximately US$920 million.

The Company plans to use the net proceeds from the Offering for the acquisition of the Antapaccay stream and the balance will be added to the working capital of the Company and used for funding resource royalty and stream acquisitions, other general corporate purposes and/or used to pay down the Company’s credit facility.

In connection with the Offering, the Company filed a preliminary prospectus supplement to its existing base shelf prospectus on February 10, 2016 and a prospectus supplement to its existing base shelf prospectus on February 11, 2016, in each case with the securities regulatory authorities in each of the provinces and territories in Canada and the U.S. Securities and Exchange Commission.

The Offering closed on February 19, 2016 following the receipt of approvals from the Toronto Stock Exchange and the New York Stock Exchange.

5.2                                         Disclosure for Restructuring Transactions

Not applicable.

Item 6:                                     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:                                     Omitted Information

Not applicable.

Item 8:                                     Executive Officer

Lloyd Hong

Chief Legal Officer & Corporate Secretary

416-306-6300

hong@franco-nevada.com

Item 9:                                     Date of Report

February 19, 2016

Cautionary Note Regarding Forward Looking Statements

The disclosure contained herein contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities and the acquisition of the Antapaccay stream and its expected impact on future performance and results of operations. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of

Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not Franco-Nevada is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Franco-Nevada’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; risks relating to the Antapaccay stream and its completion; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent annual Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Cautionary Note to US Investors Regarding Mineral Reserve and Resource Estimates

The disclosure contained herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with NI 43-101. For example, the terms “resources,” “measured resources,” “indicated resources” and “inferred resources” are used herein to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. In addition, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that any part of the reported measured resources, indicated resources or inferred resources contained herein is economically or legally mineable and will ever be classified as a reserve. Accordingly, information contained herein containing descriptions of the Antapaccay project may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.